Putnam Investments, Inc. Profit Sharing Retirement Plan
Financial Statements for the Years Ended December 31, 1998 and 1997 and Supplemental Schedules as of and for the Year Ended December 31, 1998 and Independent Auditors' Report

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
TABLE OF CONTENTS
                                                                  Page
INDEPENDENT AUDITORS' REPORT    1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1998 AND
1997:
     Statements of Net Assets Available for Benefits                2
     Statements of Changes in Net Assets Available for Benefits     3
     Notes to Financial Statements                                  4-10
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31,
1998:
     Item 27a - Schedule of Assets Held for Investment Purposes     11-12
     Item 27d - Schedule of Reportable Transactions                 13

Schedules required under the Employee Retirement Income Security
Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.

INDEPENDENT AUDITORS' REPORT
To the Trustees of
     Putnam Investments, Inc.
     Profit Sharing Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's Trustees. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

April 2, 1999

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997

                                         1998                1997
ASSETS:
  Investments, at fair value:
    Putnam Voyager Fund                  $35,623,928         $28,396,873
    Putnam Money Market Fund              18,538,532          21,582,741
    Putnam New Opportunities Fund         34,385,062          27,000,462
    The Putnam Fund for Growth and Income 27,851,669          24,820,174
    The George Putnam Fund of Boston      16,368,139          14,246,496
    Other equity funds                   128,138,106         104,663,031
    Bond funds                            27,681,830          20,035,438
    Marsh & McLennan Companies, Inc.
      common stock                         4,667,975           2,509,774
    Participant loans                      6,984,953           5,818,327
  Investments, at contract value - Guaranteed Investment Products -
    Putnam Fiduciary Trust Co. Stable Value Fund (a Collective
    Investment Trust)                     17,009,737          12,628,190
           Total investments             317,249,931         261,701,506
   Contributions receivable               24,167,089          14,890,655
NET ASSETS AVAILABLE FOR  BENEFITS      $341,417,020        $276,592,161

See notes to financial statements.

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                1998          1997
ADDITIONS:
  Investment activity:
    Net appreciation in fair value of
    investments                                 $21,725,792   $20,561,744
    Dividend income                              16,831,654    16,629,201
    Interest income                               1,413,928     1,151,252
          Total investment income                39,971,374    38,342,197
  Contributions:
    Employer                                     22,844,380    17,656,128
    Employee                                     18,311,896    15,310,699
          Total additions                        81,127,650    71,309,024
DEDUCTIONS - Benefits paid to participants       16,302,791    11,343,798
NET INCREASE                                     64,824,859    59,965,226
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                           276,592,161   216,626,935
    End of year                                $341,417,020   $276,592,161

See notes to financial statements.

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.   DESCRIPTION OF THE PLAN
The following description of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions. General - The Plan, as amended and restated January 1, 1989, is a defined contribution plan sponsored by Putnam Investments, Inc. ("Putnam") and its subsidiaries (the "Company") which is a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC") for the benefit of its employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code") and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Investment Programs - The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:
(1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser.
(2) Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, the only guaranteed investment contract ("GIC") product offered is the PFTC Stable Value Fund.
(3) MMC common stock (MMC is the parent company of Putnam).
(4) Other investment options approved by the Board of Directors of Putnam, the Trustees of the Plan (the "Trustees") and the Chief Executive Officer of MMC. There were no investments in this option at December 31, 1998 or 1997.
Employer contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment. Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in (1), (2), (3) and (4), with apportionments to be at least 1% to any one investment.
With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day. Prior to April 1, 1997, the limit was twice during a fiscal quarter, not to exceed six investment changes per year.

1.   DESCRIPTION OF THE PLAN (CONTINUED)
Contributions - The Plan covers substantially all of the employees of the Company who have adopted the Plan.  Employer contributions are determined at the discretion of each company's Board of
Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. Employer contributions, by company, for 1998 and 1997 were as follows:
Employer Contributions
                                                 1998           1997
Putnam Investments, Inc.                         $1,912,469     $1,407,250
Putnam Investment Management, Inc.                4,162,998      3,700,099
The Putnam Advisory Company, Inc. and
  Subsidiary                                        966,193        785,833
Putnam Fiduciary Trust Company                   12,153,682      8,786,376
Putnam Mutual Funds Corp. and Subsidiary          3,649,038      2,976,570
Total                                           $22,844,380    $17,656,128

Voluntary employee contributions are accepted within certain limits as defined in the Plan.  Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions. Employee contributions, by company, for 1998 and 1997 were as follows:
Employee Contributions
                                             1998          1997
Putnam Investments, Inc.                     $1,522,657    $1,238,833
Putnam Investment Management, Inc.            2,761,763     1,833,878
The Putnam Advisory Company, Inc. and
   Subsidiary                                 2,189,109     1,059,251
Putnam Fiduciary Trust Company                9,014,273     9,028,592
Putnam Mutual Funds Corp. and Subsidiary      2,824,094     2,150,145
Total                                       $18,311,896   $15,310,699

Forfeitures - Forfeitures of invested employer contributions are reallocated among the remaining eligible participants one year after the fiscal year in which the forfeitures occur.
Reallocation of forfeitures amounted to $920,050 and $1,097,096 in 1998 and 1997, respectively.
Participant Accounts and Vesting - The Plan provides that the market value of investments in participant accounts shall be determined each business day. Unrealized appreciation or depreciation, equal to the difference between actual cost and the quoted market price of the investments at the applicable valuation date, is recognized in determining the value of each fund. The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment. Employer contributions and forfeitures are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in both 1998 and 1997.

1.   DESCRIPTION OF THE PLAN (CONTINUED)
Participant Accounts and Vesting (Continued) - An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of twelve months of continuous service. An employee is eligible to become a participant in the salary deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for their portion of the employer's contribution for that year. The vesting of participants, other than voluntary and rollover contributions, is as follows:

                                Vested Interest
Years of continuous service:
  Less than two                      None
  Two but less than three            25 %
  Three but less than four           50 %
  Four but less than five            75 %
  Five or more                      100 %
  If a participant has reached age 60, died  or become disabled
                                    100 %

Participants are automatically fully vested in their voluntary and rollover contributions.
Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than sixty days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.
Salary Savings Contributions - It is the intention of the Trustees that the salary deferral portion of the Plan be qualified under
Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Investments into the various investment vehicles are at the discretion of the individual participant. The market value of assets relating to the salary savings program at December 31, 1998 and 1997 was $62,770,189 and $46,308,861, respectively.
Loans - Upon the approval of the Loan Committee, appointed by the plan administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated. Loans outstanding at December 31, 1998 and 1997 were $6,984,953 and $5,818,327, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
Investment Valuation - Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the plan year. Investments in collective investment trusts are carried at contract value (cost plus accrued interest), which approximates fair value. Participant loans are recorded at cost which approximates market value.
Administrative Expenses - Expenses of the Plan have been paid by the Company, but such payment is at their discretion.
Benefits - Benefits to participants are recorded when paid. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
3.   INVESTMENTS
Investments that represent 5% or more of total plan assets at December 31 are as follows:
                                        1998           1997
Putnam Voyager Fund                     $35,623,928    $28,396,873
Putnam New Opportunities Fund            34,385,062     27,000,462
The Putnam Fund for Growth and Income    27,851,669     24,820,174
Putnam Money Market Fund                 18,538,532     21,582,741
The George Putnam Fund of Boston             -          14,246,496

The Plan's funds are invested in the following investment vehicles that represent 5% or more of total plan assets:
Putnam Voyager Fund - Funds are invested primarily in equity securities of companies which, in the opinion of the Fund's investment manager, have potential for capital appreciation significantly greater than that of the market averages.
Putnam New Opportunities Fund - Funds are invested in equity securities of companies which, in the opinion of the Fund's investment manager, possess above-average, long-term growth potential.
The Putnam Fund for Growth and Income - Funds are invested primarily in equity securities that offer potential for both capital growth and current income.
Putnam Money Market Fund - Funds are invested in various types of high quality money market instruments.
The George Putnam Fund of Boston - Funds are invested in a diversified list of securities including equity securities, fixed-income securities, and negotiable instruments that offer potential for both capital growth and current income.
Putnam Fiduciary Trust Co. Stable Value Fund - Collective investment trust which invests primarily in high quality annuity (or similar) contracts issued by insurance companies and certificates of deposit (or similar contracts) issued by banks.
In addition, to provide liquidity, a portion of the Fund's assets are invested in high quality money market investments. The Fund is a component of the Guaranteed Investment Products category. During 1998 and 1997, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,725,792 and $20,561,744, respectively, as follows:
                                         1998          1997
Investments, at fair value, based on quoted market prices:
  Putnam sponsored mutual funds*         $21,170,241   $19,998,097
  MMC common stock*                          555,551       563,647
Total                                    $21,725,792   $20,561,744
* Putnam and MMC are parties-in-interest to the Plan.
                                          43,453,582    41,125,485

4.   PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
5.   SUBSEQUENT DISTRIBUTIONS
At December 31, 1998 and 1997, terminated employees had requested distributions of the vested portion of their accounts totaling $495,396 and $637,652, respectively. The sources of these distributions by investment type are as follows:
Source
                                 1998          1997
Mutual funds                     $387,455      $559,081
Guaranteed Investment Products    107,941        78,571
                                 $495,396      $637,652

6.   TAX STATUS OF THE PLAN
The Plan obtained its latest determination letter on March 29, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7.   FUND INFORMATION
Investment activity, contributions, and benefits paid to participants for the years ended December 31 are as follows:

                                      1998
                                                              Interest
                                                              Employer/
                           Net Appreciation Benefits in Fair  Employee Paid          Income       Contributions
                           (Depreciation)   Value of Dividend to Investment  Income Contributions Participants

Participant-Directed:
  Putnam Voyager Fund       $4,683,297       $2,359,722        $ -             $ -    $1,688,668   $1,762,911
  Putnam Money Market Fund      -               904,282          -               -     2,519,029    3,271,644
  Putnam New Opportunities Fund
                             5,739,469        1,060,119          -               -     1,843,093    1,388,647
  The Putnam Fund for Growth and Income
                             1,282,111        2,572,967          -               -     1,028,523    1,214,547
  The George Putnam Fund of Boston
                                62,959        1,543,142          -               -     304,053      545,119
  Other equity funds        11,764,462        5,870,726          -               -     9,706,831    4,873,692
  Bond funds                (2,362,057)       2,395,070          -               -     533,424      80,392
  Guaranteed Investment Products  -               -           876,903            -     330,266      1,580,371
  Marsh & McLennan Companies, Inc.
    common stock               555,551          101,005          -               -     358,009      97,237
  Participant loans               -                -        537,025              -        -         688,231

Nonparticipant-Directed:
  Putnam Money Market Fund        -              24,621          -               -        -            -
  Contributions receivable - net  -                -             -              22,844,380 -           -
Total                        $21,725,792       $16,831,654   $1,413,928        $22,844,380 $18,311,896  $16,302,791

                                                1997
Participant-Directed:
  Putnam Voyager Fund        $4,242,357        $1,668,545    $   -             $ -         $1,234,222  $1,468,150
  Putnam Money Market Fund        -               707,265        -               -          1,587,964   1,074,153
  Putnam New Opportunities Fund 4,409,215         587,356        -               -          2,045,480   1,101,709
  The Putnam Fund for Growth and Income
                                1,935,134       3,275,427        -               -          1,185,410   2,382,224
  The George Putnam Fund of Boston
                                1,154,853       1,342,723        -               -          219,951     200,975
  Putnam OTC Emerging Growth Fund
                                1,138,952           -            -               -          978,546     422,354
  Other equity funds            6,814,649       7,183,192        -               -          7,250,224   3,113,570
  Bond funds                      302,937       1,574,173        -               -          561,178     563,159
  Guaranteed Investment Products
                                     -              -          793,389           -          107,548     539,564
  Marsh & McLennan Companies, Inc.
    common stock                  563,647          49,733        -               -          140,177     67,821
  Participant loans                  -              -          357,863           -             -        410,119

Nonparticipant-Directed:
  Putnam Money Market Fund           -            240,787        -               3,856,400     -           -
  Contributions receivable - net
                                     -              -            -               13,799,728    -           -
Total                         $20,561,744     $16,629,201   $1,151,252          $17,656,128 $15,310,699 $11,343,798

* * * * * *
PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

(a)               (b) Identity of Issue           (c) Number of Shares  (d) Cost       (e) Current Value
MUTUAL FUNDS: *Putnam Capital Appreciation Fund         393,025.851         $7,267,133     $8,905,966
              *Putnam American Gov't Income Trust       154,080.408          1,385,027      1,385,183
              *Putnam Growth Opportunities              150,870.045          2,421,411      2,975,157
              *Putnam Diversified Equity Trust           50,700.847          618,605        672,800
              *Putnam High Quality Bond Fund             23,685.817          238,375        241,358
              *Putnam Research Fund                     100,490.778          1,353,985      1,523,440
              *Putnam Global Governmental Income Trust  137,591.962          1,997,871      1,779,064
              *Putnam Voyager Fund II                   200,536.560          3,409,822      4,552,180
              *Putnam International Growth & Income     100,258.770          1,082,149      1,110,867
              *Putnam Emerging Markets Trust            226,497.933          2,180,384      1,594,545
              *Putnam International Voyager Trust       170,955.353          2,037,652      2,340,379
              *Putnam Europe Growth Fund                228,819.531          4,064,422      4,976,825
              *Putnam Strategic Income Trust              8,323.031          68,856         64,670
              *Putnam Asia Pacific Growth Fund          284,313.079          3,370,510      2,621,367
              *Putnam High Yield Total Return            62,140.258          518,950        467,916
              *Putnam Global Growth & Income              5,127.884          67,866         66,765
              *Putnam Global Natural Resources Fund      88,006.691          1,520,903      1,404,587
              *Putnam New Value Fund                    285,191.996          3,767,528      3,838,684
              *Putnam Int'l New Opportunities Fund      552,388.854          6,366,935      7,131,340
              *Putnam Money Market Fund                  18,538.532          18,538,532     18,538,532
              *Putnam Health Sciences Trust             147,020.203          6,734,199      9,413,704
              *Putnam Utilities Growth and Income Fund   98,469.772          1,126,122      1,379,562
              *Putnam Capital Opportunities Fund         65,601.759          514,608        531,374
              *Putnam High Yield Trust II               362,245.524          2,838,635      2,840,005
              *The George Putnam Fund of Boston         905,317.405          13,687,633     16,368,139
              *The Putnam Fund for Growth and Income  1,357,293.795          22,568,382     27,851,669
              *Putnam Global Growth Fund                704,332.723          6,691,938      8,902,766
              *Putnam Income Fund                       459,158.551          3,193,986      3,181,969
              *Putnam New Opportunities Fund            581,418.025          20,422,724     34,385,062
              *Putnam Voyager Fund                    1,598,919.585          22,891,361     35,623,928
              *Putnam Vista Fund                      1,089,027.113          10,672,388     14,418,719
              *Putnam U.S. Government Income Trust      148,748.180          1,965,494      1,951,576
              *Putnam Asset Allocation Fund - Growth    120,252.659          1,377,519      1,646,259
              *Putnam Asset Allocation Fund - Balanced  184,159.882          1,964,620      2,211,760
              *Putnam Asset Allocation Fund - Conserv.   38,324.853          394,718        398,195
              *Putnam Diversified Income Trust          165,731.668          2,016,792      1,907,572
              *Putnam OTC Emerging Growth Fund          864,689.685          11,588,310     15,028,330
              *Putnam International Growth Fund         410,145.800          6,469,671      7,907,611
              *Putnam Investors Fund                    901,880.799          9,459,409      13,401,949
              *Putnam Intermediate U.S. Gov Income Fund 185,157.008          222,113        925,785
              *Putnam Equity Income Trust               294,785.392          4,407,795      4,598,652
              *Putnam High Yield Trust                  424,966.511          4,602,387      4,598,138
              *Putnam Growth and Income Fund II         330,352.539          4,226,405      4,611,721
              *Putnam Balanced Retirement Fund           34,364.909          370,797        370,797
              *Putnam Convertible Income-Growth Trust   253,251.672          4,892,822      4,920,680
              *Putnam High Yield Advantage Trust        369,158.829          3,023,411      3,019,719
                      Total Mutual Funds                231,301,155          288,587,266

GUARANTEED INVESTMENT PRODUCTS -
              *Putnam Fiduciary Trust Co. Stable
                   Value Fund, 6.06%                     17,009,737          17,009,737     17,009,737
              *MARSH & McLENNAN COMPANIES, INC.
                   COMMON STOCK                              79,880          3,491,825      4,667,975
              *PARTICIPANT LOANS (Various maturities
               from 1999 to 2009 at interest rates ranging
               from 7.5% to 12.75%)                      $6,984,953          6,984,953      6,984,953
                    TOTAL ASSETS HELD FOR INVESTMENT
                         PURPOSES                        $258,787,670        $317,249,931

*Party-in-interest.
(Note - The Putnam mutual funds are sponsored by Putnam
Investments, Inc., a party-in-interest to the Plan.)

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

                                                                                        (f) Current Value
(a) Identity of     (b) Description          (c) Purchase  (d) Selling  (e) Cost of         of Asset on
    Party Involved      of Asset                 Price         Price        Transaction     Asset Date     (g) Net Gain
Series of Transactions
Putnam Investments      Putnam Money Market Fund $38,546,586   $ -          $38,546,586     $38,546,586
Putnam Investments      Putnam Money Market Fund    -           37,518,237   37,518,237      37,518,237